UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On September 15, 2026, Cuprina Holdings (Cayman) Limited (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 10.1 hereto and incorporated herein by reference, with R. F. Lafferty & Co., Inc. (“R. F. Lafferty”) as the representative of several underwriters named thereof, in connection with its public offering (“PO”) of 4,322,489 class A ordinary shares, par value $0.008 per share (the “Class A Ordinary Shares”) at a public offering price of $1.15 per share for gross proceeds to the Company of approximately $4.97 million, before deducting underwriting discounts and offering expenses. The Company’s Registration Statement on Form F-1 (File No. 333-297299) for the PO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2026 (as amended, the “Registration Statement”) was declared effective by the Commission on September 15, 2026.

In addition, the Company issued to R. F. Lafferty, as representative of the underwriters, warrants to purchase up to 172,900 Class A Ordinary Shares, which is equal to 4.0% of the total number of Class A Ordinary Shares sold in the PO (the “Representative’s Warrants”). The Representative’s Warrants have an initial exercise price of $1.265 per share, or 110% of the public offering price of the Class A Ordinary Shares sold in the PO. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing six months from the commencement of sales of the PO. The Representative’s Warrants provide for registration rights (including a one-time demand registration right and unlimited piggyback rights, expiring at five years from the commencement of sales of the PO) and customary anti-dilution provisions, as permitted by FINRA Rule 5110(g)(8).

Other Events.

On September 16, 2026, the Company issued a press release announcing the pricing of the PO, and on September 17, 2026, the Company issued a press release announcing the closing of the PO, copies of which are attached as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 6-K.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated September 15, 2026, by and between the Company and R. F. Lafferty & Co., Inc.
4.1	Form of Representative’s Warrant.
99.1	Press Release on pricing, dated September 16, 2026.
99.2	Press Release on closing, dated September 17, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

By:	/s/ David Quek Yong Qi
Name:	David Quek Yong Qi
Title:	Director and Chief Executive Officer

Date: September 17, 2026

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